EXHIBIT 1

Daniel J. Donoghue Managing Partner 1 312 265 9604 ddonoghue@thediscoverygroup.com

August 5, 2010

Mr. Daniel Okrent, Chairman
Mr. Benn R. Konsynski
Mr. Dennis J. Shaughnessy
Nominating and Governance Committee
TESSCO Technologies Incorporated
c/o Corporate Secretary
11126 McCormick Road
Hunt Valley, Maryland 21031

Dear Sirs:

At the Annual Meeting of Shareholders, held on July 28, 2010, our firm submitted a proposal requesting that the Board of Directors declassify the Board and thereby require all directors to stand for election on an annual basis rather than staggering their individual elections to occur once every three years.

A majority of the shares voted at the Annual Meeting were voted in favor of the proposal.  Specifically, 3,265,477 votes were cast for the proposal and 2,927,413 votes were cast against the proposal.   Given that the Board of Directors recommended that shareholders vote against the proposal, we assume that almost all of the votes cast against the proposal were the 2,619,619 shares held by Directors and named executive officers plus presumably some shares held by other officers and employees. That, in itself, speaks volumes about the disenfranchisement of Tessco’s shareholders that has eroded value and resulted in the Company being shunned by the institutional investment community.

Despite this nearly unanimous statement by Tessco’s non-management shareholders, the Board of Directors failed to act on the shareholder mandate at the subsequent Board meeting, other than to refer the matter to the Nominating and Governance Committee “to study the issue.”  It is remarkable that the Board feels the need to “study the issue” given that we submitted the proposal for consideration in February 2010 and the Board developed and published a lengthy position statement against the proposal prior to the vote.

We believe the Board is stalling.  If that is the case, it will be yet another instance of management and director entrenchment.  Nevertheless, to assist the Nominating and Governance Committee in its study, we refer you to the well-researched positions taken by RiskMetrics, the leading proxy advisor to Wall Street’s largest professional investment organizations.  RiskMetrics opposes the use of staggered elections, contending that “the only real motive for board classification is to make it more difficult to change control of the board.”

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

TESSCO Nominating and Governance Committee
Augest 5, 2010

RiskMetrics also states: “A classified board can (1) delay a takeover desired by shareholders but opposed by management, and (2) prevent bidders from even approaching a target company if they do not want to wait more than a year to gain majority control. Shareholders lose in both cases, and management has less incentive to keep shares fully valued if the directors’ board seats are secure.”  This specific concern is particularly relevant at Tessco, given our documented suspicions that acquisition overtures from large strategic suitors have been rebuffed several times by management, forsaking the opportunity to restore shareholder value.

It is incumbent upon you, the members of the Nominating and Governance Committee, to lead the Board to adopt this proposal immediately.  By delaying the adoption of this proposal, you allow Tessco to continue to operate counter to the best practices in U.S. corporate governance.  Further, you will undermine the ability of the company’s owners to potentially propose an alternative slate of directors for next year’s shareholder meeting.  We think inaction can only be interpreted as part of an attempt to hold onto your seats, and your accompanying six-figure compensation.  Most importantly, your failure to act expeditiously on this matter will be in direct conflict to the expressed desires of Tessco’s shareholders and, as such, will demonstrate a lack of regard for your duties to them and will constitute an affront to good corporate stewardship.

Respectfully submitted,

THE DISCOVERY GROUP

/s/ Daniel J. Donoghue

Daniel J. Donoghue